Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i. written standards controlling employees of the ATS that trade for employees' accounts; and

    ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

The Broker Dealer Operator has implemented written safeguards and procedures to the protect the confidential trading information of its Subscribers. Subscriber confidential trading information includes Subscribers' real-time and historical order and trade information. All Broker Dealer Operator and affiliate employees referenced in Part II, Item 6.a have access to this confidential trading information.

The Broker Dealer Operator has established procedures to periodically review the trading activity in employee accounts held at the Broker Dealer Operator as well as at third-party broker dealers with post-trade reviews. The Broker Dealer Operator requires duplicate statements and confirmations from the third-party broker dealers. The review on Broker Dealer Operator-held accounts is performed on a daily basis by a registered principal. The review on accounts held at third-party broker dealers is performed on a monthly basis utilizing duplicate statements and confirms received directly from the third-party broker.

Employees of the Broker Dealer Operator are provided with a Watch List, defined as a current list of securities whose trading is subject to close scrutiny by the President or CEO. A security will be placed on the Watch List if there is a known relationship between any associated person of the Broker Dealer Operator and any issuer or the management of any issuer. All associated persons are required to report to the President or CEO

Employees of the Broker Dealer Operator are provided with a Restricted List of securities, which consists of a current list of securities in which proprietary (USTA) and/or employee and/or certain customer transactions (USTK) are prohibited. A security will be placed on the Restricted List if, at any time, it becomes known to the President or CEO that any associated person is in possession of material, nonpublic information. All associated persons are required to report to the President or CEO any material, nonpublic information they possess. A security will be removed from the Restricted List once the President or CEO determines that the information that the associated person possesses has been fully disseminated to the public, thus removing the necessity for the trading prohibition. The Restricted List will be distributed to all associated persons each time a security is added to or deleted from the list.

Standards of review of account documentation and trade records look for evidence of unacceptable trading practices, including insider trading, trading in new issues, trading contrary to Watch or Restricted List restrictions, etc. Also, Broker Dealer Operator employees are required to execute a yearly attestation that they understood and will abide by the rules and requirements prohibiting insider trading.

The Broker Dealer Operator has also established a series of technical and physical safeguards pursuant to the Broker Dealer Operator's Information Security Procedures (ISP). The procedures are enforced through technology-based and procedural measures that protect access and usage of confidential trading information. The Broker Dealer Operator controls access to ATS systems and confidential trading information via unique login credentials and password access. The Broker Dealer Operator enforces a password policy in its ISP for Broker-Dealer Operator and affiliate employees who have access to confidential trading information. The Broker Dealer Operator also utilizes a combination of firewalls, network access controls, intrusion detection systems and access logs to protect against unauthorized access to confidential trading information. The Broker-Dealer Operator's Services agreement with Ustocktrade LLC includes information security services to actively monitor these controls and their effectiveness by utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

As part of the Broker Dealer Operator's Services agreement with Ustocktrade LLC, Ustocktrade LLC continually monitors these safeguards and tests the safeguards at least annually to ensure their ongoing efficacy. The Broker Dealer Operator has access to view a dashboard associated with the SIEM system and reviews deviations or anomalies with Ustocktrade LLC promptly.

Individuals with access to confidential trading information are only authorized to use such information for the purposes noted in Part 2, Item

6.a and cannot disseminate or give such information to anyone not authorized to receive that information. Liquidity requests sent from the ATS to USTA, in its capacity as Super User, include certain confidential trading information such as symbol and side of a customer order. User orders routed from the ATS to USTT include confidential trading information in the routed orders. USTA and USTT are prohibited from using confidential trading information for any purpose other than executing User orders. The Broker Dealer Operator's business units (MPIDs: USTK, USTT and USTA) are isolated from each other within the Broker Dealer Operator's back office system. USTK's trading system is designed to communicate confidential trading information only for an approved business function with USTT or USTA. USTA is designed to only receive liquidity requests from USTK. USTT is designed to only receive routed User orders from USTK. USTA and USTT are not designed to communicate with each other. The Broker-Dealer Operator has written oversight procedures in its ISP to approve and review all business function changes for its back office systems before system changes are deployed. Any modifications to a business unit's functionality or setup within the Broker Dealer Operator's back office system must go through the change management protocol in the Broker Dealer Operator's ISP.

Part III: Manner of Operations

Item 7:   <u>Order Types and Attributes</u>

   a. Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following:

       i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price;

The ATS offers Users the ability to enter market and limit orders. The ATS offers USTA the ability to enter Market Peg orders. Market Peg orders are pegged to the passive side of the market. It also offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers. Orders are ranked by price/time priority. USTA orders are de-prioritized if a User order is received at the same price regardless of time of entry. No order modifications are offered. Canceled and replaced orders are given a new timestamp and are reprioritized.

    ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non- display of an order; or conditions on executability and routability);

Market orders are executed ahead of limit orders, even if the limit order is marketable. The entire order book is not displayed, however USTA, in its capacity as Super User, receives liquidity requests from the ATS, which includes the symbol and side of the customer order that requires a contra USTA order and does not receive any additional customer order information. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

    iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received;

Not applicable. The ATS does not support post-only orders.

    iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type;

Users do not have the ability to enter pegged orders. USTA has the ability to enter pegged orders, but such orders are de-prioritized if a User order is received at the same price. USTA orders are registered with OATS and CAT as an ATS Order Type: Market Peg. A Market Peg order is a system generated order on behalf of USTA pegged to the market (Sells to the offer price/Buys to the bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and only executes User buy orders at the NBO and User sell orders at the NBB. USTA does not receive liquidity requests for extended hours orders during extended hours trading or enter orders into the ATS for extended hours trading.

v. whether an order type is eligible for routing to other Trading Centers;

All User order types are eligible to be routed to USTT and are not routed to any other Trading Center.

vi. the time-in-force instructions that can be used or not used with each order type;

Orders in the ATS are Day Orders, Day plus Extended, Good-Til-Date (GTD) Orders or GTD plus Extended Orders. GTD Orders remain in force for 30 days from the date of entry. Market Orders are only accepted as Day Orders. Get Out Orders are only accepted as GTD orders.

vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and

The ATS offers Users the ability to enter a Get Out order. A Get Out order is a customer instruction to sell the entire long position in a security at the time the get out price triggers. The get out price triggers when the last traded price of the security is at or below the get out price. The order includes a get out price and a quantity long at the time of the new order, with customer instructions to cancel all open sell orders of that security (if any) and initiate a market sell order for the entire long position when the get out price triggers.

viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.

All order types available to Users are available across all forms of connectivity to the App (website and mobile). USTA has the ability to enter pegged orders when connected via the proprietary OMS.

b. Are the terms and conditions for each order type and attribute the same for all Subscribers and the Broker-Dealer Operator?

Yes No

If no, identify and explain any differences.

USTA orders are registered with OATS and CAT as an ATS Order Type: Market Peg. A Market Peg order is a system generated order on behalf of USTA pegged to the market (Sells to the National best offer price/Buys to the National best bid price). USTA enters Market Peg orders into the ATS, in response to liquidity requests from the ATS which include the symbol and side of the User order that requires a contra USTA order, and does not include the price or quantity of the User order. USTA only executes User buy orders at the NBO and User sell orders at the NBB. Users cannot enter Market Peg orders.

Users can enter market, limit or Get Out orders into the ATS. USTA cannot enter market, limit or Get Out orders into the ATS.

Item 20:   Suspension of Trading

a. Explain any procedures for suspending or stopping trading on the NMS Stock ATS, including the suspension of trading in individual NMS stocks.

The ATS halts trading in a security due to market-wide trading halts (e.g. LULD trading pause, single stock circuit breaker or regulatory halt). During a trading halt, only Limit, Get Out and peg orders can be entered, market orders cannot be entered. A User or USTA may cancel their order during a trading halt and any open market orders will be cancelled during a trading halt.

The ATS suspends trading in a security for an upcoming corporate action (e.g. dividend, split) from approximately 8PM ET on the trading day prior to ex-date, until market open on the next trading day. The ATS may suspend trading of all or specific securities upon approval by the President or CEO or delegate. During a trading suspension for a security, all open orders will be cancelled by the ATS and no new orders can be entered.

The ATS may use discretion to suspend or halt trading in a specific security in instances of suspicious activity in the security or if information on the security appears inaccurate or incomplete (e.g. corporate action issue or incomplete security information). orThe ATS may use discretion to haltstop trading only on the ATS due to a system issue (e.g. inaccurate data feed). If trading is halted only on the ATS due to suspicious activity, inaccurate or incomplete security information or a system issue, the Broker-Dealer Operator may use its discretion to route all User buy orders and/or all User sell orders to USTT for a specific security or all securities. If this routing is enabled from the ATS to USTT, these User orders will be accepted by the ATS and routed to USTT for USTT to execute in a riskless principal capacity. The original order remains in the ATS and the ATS will route any unmatched quantity of the original order as a day order to USTT. While the routed order is open with USTT, the original order in the ATS cannot be executed in the ATS. Once the Broker-Dealer Operator has determined the inaccuracy or issue has been resolved, it will stop routing these orders to USTT and any unexecuted portion of the routed order will be cancelled and the original order will remain in the ATS and trading will resume on the ATS.

The ATS will not execute orders during a locked/crossed market and will only execute orders after the opening or re-opening print on the primary listing exchange for a security.

Item 21:   Trade Reporting

a. Explain any procedures and material arrangements for reporting transactions on the NMS Stock ATS, including where an ATS reports transactions and under what circumstances.

The ATS's technology provider Ustocktrade LLC reports all ATS transactions to the NYSE TRF, CAT and to OATS. In the event of an issue with the primary connection the ATS will elect to either cease trading or reporting to a backup TRF (e.g. Nasdaq TRF Carteret).